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                           April 16, 2024

       Peter Liu
       Chief Executive Officer
       Sonim Technologies, Inc.
       4445 Eastgate Mall, Suite 200
       San Diego, CA 92121

                                                        Re: Sonim Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on April 9,
2024
                                                            File No. 333-278577

       Dear Peter Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Bill Haddad